Exhibit 99.1

Company announcement	Orphazyme A/S
No. 06/2021	Ole Maaløes Vej 3 DK-2200 Copenhagen N www.orphazyme.com Company Registration No. 32266355

Orphazyme reports business highlights and financial results in Annual Report 2020

-Advanced arimoclomol in 4 rare disease indications;

announced global brand name of arimoclomol

(MIPLYFFATM1); PDUFA date of June 17, 2021 for

NPC; MAA under review with EMA-

-Completed successful $88M IPO in US on Nasdaq; DKK

1.3 billion (USD ~200 million) raised in 2020 will support

potential commercialization-

-Expanded U.S. and European footprint to support

commercial launch readiness-

Copenhagen, Denmark, March 2, 2021 – Orphazyme A/S (ORPHA.CO; ORPH) (“the Company”), a late-stage biopharmaceutical company pioneering the Heat-Shock Protein response for the treatment of neurodegenerative rare diseases, today reports its business highlights and financial results included in its Annual Report for the period from January 1, 2020 to December 31, 2020.

“2020 was an important year for Orphazyme. We invested in all aspects of our business to prepare to bring our investigational Heat-Shock Protein response therapy, arimoclomol, to people living with neurodegenerative, rare diseases,” said Anders Vadsholt, Interim Chief Executive Officer and Chief Financial Officer of Orphazyme. “2021 is shaping up to be transformative for Orphazyme. We expect to execute on several important goals, including the U.S. Food and Drug Administration’s (FDA) potential approval of arimoclomol in our first indication, Niemann-Pick disease Type C (NPC), and reporting results from late-stage, pivotal, clinical trials of arimoclomol in Amyotrophic Lateral Sclerosis (ALS) and Inclusion Body Myositis (IBM). With the completion of our global offering, including our U.S. initial public offering (IPO) of American Depositary Shares in the U.S., in 2020, and the appointment of Christophe Bourdon as Chief Executive Officer as of April 1, 2021, we are operating with a strong financial and commercial position and believe we are well positioned to advance Orphazyme into a global, commercial-stage company and create value for our shareholders.”

2020 arimoclomol highlights

•	Accelerated commercial and other pre-launch activities in preparation for potential approval of arimoclomol in NPC

•	Received FDA acceptance, with Priority Review, of our New Drug Application (NDA) for arimoclomol for the treatment of NPC

•	Submitted a Marketing Authorisation Application (MAA) to the European Medicines Agency (EMA) for arimoclomol for the treatment of NPC

•	Announced a U.S. Early Access Program for arimoclomol for treatment of NPC, with 10 sites across the U.S. at year-end 2020

•	Received U.S. Fast-Track Designation for arimoclomol in ALS

•	Reported top-line data from a Phase 2 clinical trial in Gaucher disease Type 1 and Type 3 demonstrating marked improvements in key clinical markers following six months of treatment with arimoclomol

2020 business highlights

•

Completed a global offering, including our IPO of American Depositary Shares on The Nasdaq Global Select Market in the U.S., raising gross proceeds from the issuance of new ordinary shares (including ordinary shares represented by American Depositary Shares) of DKK 534 million (USD 88 million)

•	Completed a directed issue and private placement of DKK 745 million (USD 112 million), bringing total gross capital raised in 2020 to DKK 1.3 billion

•	Established U.S. main office in Chicago in preparation for commercialization of arimoclomol

•	Initiated a search for the next Chief Executive Officer following the resignation of Kim Stratton in December 2020

Subsequent 2021 events

•	Presented data supporting the profile of arimoclomol at the virtual WORLDSymposium in February 2021

•	Announced global brand name for arimoclomol, MIPLYFFATM1

•	Appointed Christophe Bourdon as new Chief Executive Officer as of April 1, 2021

Upcoming events 2021

•	Potential approval of arimoclomol in the U.S. and EU for the treatment of NPC; PDUFA target date in the U.S. of June 17, 2021; expected decisions from the European regulators in Q4 2021

•	Topline data read-outs from pivotal studies of arimoclomol in ALS and IBM in H1 2021

2020 financial results

For the period January 1, 2020 to December 31, 2020:

•

Net loss amounted to DKK 633.2 million compared to a net loss of DKK 337.5 million for the same period in 2019. The increased net loss was primarily driven by a continued investment in research and development activities, escalation of our commercial launch preparations and strengthening of our global team

•

Research and development expenses for the period totaled DKK 361.3 million compared to DKK 285.4 million for the same period in 2019. The increase of DKK 75.9 million was mainly attributable to costs related to three clinical pharmacology registrational trials that ramped up and took place mainly during 2020 in addition to increased clinical safety reporting activity in the ongoing clinical trials. In addition, our employee costs increased as a result of 12 more research and development employees hired during 2020

•

General and administrative expenses for the period totaled DKK 247.3 million compared to DKK 50.5 million for the same period in 2019. The increase of DKK 196.7 million was primarily due to the build-up of our commercial organization as well as expenses related to increased expenses for being a listed company in the U.S.

•	As of December 31, 2020, Orphazyme held cash totaling DKK 726.9 million compared to DKK 123.6 million as of December 31, 2019

2021 outlook

For 2021, Orphazyme anticipates an operating loss in the range of DKK 100—150 million, operating expenses in the range DKK 800 – 850 million and a cash position at year-end 2020 of more than DKK 350 million.

Our 2021 outlook for operating loss, operating expenses, and cash position includes the following key assumptions:

•	The approval of arimoclomol for NPC in the U.S. by the PDUFA action date of June 17, 2021;

•	The grant of a Priority Review Voucher (PRV) upon such approval and our ability to sell the PRV voucher at generally-accepted market rates;

•	Initial revenues from arimoclomol in the U.S. and named patient sales in certain countries;

•	Approval of arimoclomol for NPC in Europe in Q4 2021;

•	A gradual increase in arimoclomol sales through the second half of 2021, reaching DKK 60—120 million (~ USD 10—20 million) in revenues by year-end;

•	Continued investments in our commercial infrastructure in the U.S. and Europe to support product launches;

•	R&D expenses to support the advancement and completion of arimoclomol clinical trials in IBM and ALS, including data readout and preparations for filing, if successful

Further details on our 2021 outlook are outlined in the Annual Report 2020, published March 2, 2021.

The full report is attached as a PDF file and can be found on the Company’s global website at www.orphazyme.com.

Webcast and conference call

Orphazyme will be hosting an investor call during which the Orphazyme management team will be presenting the Company’s 2020 Annual Report. The presentation will be followed by a Q&A session.

The call will be held on Tuesday, March 2, 2021 at 2.00 PM CET / 8.00 AM EST.

Dial-in details:

•	Denmark: +45 32720417

•	France: +33 (0) 170700781

•	Netherlands: +31 (0) 207956614

•	Standard International: +44 (0) 2071 928338

•	Sweden: +46 (0) 856618467

•	United Kingdom: +44 (0) 8444819752

•	United States: +1 6467413167

Event Title: Orphazyme Annual Report 2020

Confirmation code: 8239516

The presentation will also be available via webcast: https://edge.media-server.com/mmc/p/kmp575pf

After the call, the presentation will be available via the above link.

For additional information, please contact

Orphazyme A/S

Anders Vadsholt, Interim CEO and CFO                  +45 28 98 90 55

Molly Carey Poarch, Global Communications         +1 773-770-6888

1. MIPLYFFA is a trademark or registered trademark of Orphazyme A/S. The global brand “MIPLYFFA” has received conditional approval from the U.S. Food and Drug Administration; the brand name will be considered approved for commercial use with the approval for NPC.

About Orphazyme A/S

Orphazyme is a late-stage biopharmaceutical company pioneering the Heat-Shock Protein (HSP) response for the treatment of neurodegenerative rare diseases. The company is harnessing amplification of Heat-Shock Proteins (or HSPs) in order to develop and commercialize novel therapeutics for diseases caused by protein misfolding, protein aggregation, and lysosomal dysfunction, including lysosomal storage diseases and neuromuscular degenerative diseases. Arimoclomol, the company’s lead candidate, is in clinical development for four orphan diseases: Niemann-Pick disease Type C (NPC), Amyotrophic Lateral Sclerosis (ALS), Inclusion Body Myositis (IBM) and Gaucher disease. Orphazyme is headquartered in Denmark and has operations in the U.S. and Switzerland. Orphazyme’s shares are listed on Nasdaq U.S. (ORPH) and Nasdaq Copenhagen (ORPHA).

About arimoclomol

Arimoclomol is an investigational drug candidate that amplifies the production of HSPs. HSPs can rescue defective misfolded proteins, clear protein aggregates, and improve the function of lysosomes. Arimoclomol is administered orally and has now been studied in seven phase 1, four phase 2 and one pivotal phase 2/3 trial. Arimoclomol is in clinical development for NPC, Gaucher Disease, IBM, and ALS. Arimoclomol has received orphan drug designation (ODD) for NPC, IBM, and ALS in the U.S. and EU. Arimoclomol has received fast-track designation (FTD) from the FDA for NPC, IBM and ALS. In addition, arimoclomol has received breakthrough therapy designation (BTD) and rare-pediatric disease designation (RPDD) from the FDA for NPC.

About NPC

Niemann-Pick disease type C (NPC) is a rare, genetic, progressively debilitating, and often fatal neurovisceral disease. It belongs to a family known as lysosomal storage diseases and is caused by mutations leading to defective NPC protein. As a consequence, lipids that are normally cleared by the lysosome accumulate in tissues and organs, including the brain, and drive the disease pathology. We estimate the incidence of NPC to be one in 100,000 live births and the number of NPC patients in the United States and in Europe to be approximately 1,800 individuals. There are no approved treatments for NPC in the U.S.

About IBM

Inclusion Body Myositis (IBM) is a progressively debilitating muscle-wasting disease. IBM is characterized by a build-up of protein aggregates and atrophy of muscle cells, which leads to weakness and over time severe disability. The estimated prevalence of IBM is 24.8-45.6 per million or 17,000-31,000 patients in the U.S. and Europe. There are no approved treatments for IBM. Arimoclomol has been granted Orphan Drug Designation (EU and U.S.) for the treatment of IBM.

About ALS

Amyotrophic Lateral Sclerosis (ALS) is a rare, rapidly progressive, and always fatal neurodegenerative disease. Protein misfolding and aggregation in motor neurons are important contributors to the disease process, which ultimately leads to paralysis of skeletal muscles as well as the muscles that enable breathing. The patient population in Europe and the United States is estimated to be approximately 50,000 patients. Currently, there are only limited treatment options available. Arimoclomol has been granted Orphan Drug Designation (EU and U.S.) for the treatment of ALS.

About Gaucher

Gaucher disease is a rare, inherited metabolic disorder causing certain sugar containing fats to abnormally accumulate in the lysosomes of cells, especially within cells of the blood system and nerve cells, thereby affecting organs such as the brain, bone marrow, spleen and liver. The typical systemic symptoms of Gaucher disease, which can appear at any age, include an abnormally enlarged liver and/or spleen and low levels of circulating red blood cells and platelets. These systemic symptoms can be treated by existing enzyme replacement therapy (ERT), and substrate reduction therapy (SRT). The neurological symptoms, although heterogeneous, may include muscle rigidity, loss of movement, seizures, cognitive impairment and vision problems and are unable to be treated by these therapies, given their inability to cross the blood brain barrier (BBB). Gaucher disease is the most common lysosomal storage disorder (LSD) with an estimated incidence of 1:40,000 to 1:60,000, and affecting approximately 15,000 individuals in the United States and Europe combined.

Forward-looking statement

This company announcement may contain certain forward-looking statements, including in respect of the anticipated commercialization of arimoclomol. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this company announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “aim,” “intend,” “may,” “anticipate,” “estimate,” “plan,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements, including the risk that applicable regulatory authorities fail to approve arimoclomol on the anticipated timeline or at all. Except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.